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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    TXU CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


                 FLOATING RATE CONVERTIBLE SENIOR NOTES DUE 2033
                         (Title of Class of Securities)
                                   873168 AD0
                      (CUSIP Number of Class of Securities)
                                   873168 AE8
                      (CUSIP Number of Class of Securities)

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         ERIC H. PETERSON, Esq.                 ROBERT J. REGER, JR. Esq.
        Executive Vice President                 Thelen Reid & Priest LLP
           and General Counsel                      875 Third Avenue
                TXU Corp.                        New York, New York 10022
            1601 Bryan Street                        (212) 603-2000
           Dallas, Texas 75201
             (214)-812-4600

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:

                        MICHAEL F. FITZPATRICK, JR. ESQ.
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000


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                            CALCULATION OF FILING FEE
Transaction Valuation(1): $89,433,700     Amount of Filing Fee(2): $106,356.25

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(1)   Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that all of the outstanding Floating Rate Convertible Senior Notes due 2033, are being purchased at the maximum purchase price of $1,597.40 per $1,000 principal amount of Convertible Notes.

(2) The amount of the filing fee was calculated at a rate of $126.70 per $1,000,000 (prorated for amounts less than $1,000,000) of the transaction value. It is calculated by multiplying the transaction valuation amount by 0.00012670.

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|_|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:
               Form or Registration No.:
               Date Filed:
               Filing Party:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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          This Tender Offer Statement on Schedule TO relates to the offer by TXU
     Corp., a Texas corporation, to purchase any and all of its outstanding Floating Rate Convertible Senior Notes due 2033 (Convertibles Notes). The purchase price will be fixed after 5:00 p.m. on October 8, 2004, on the basis of the pricing formula set forth in the Offer to Purchase dated September 15, 2004 (the Offer to Purchase) and announced prior to the opening of trading on October 12, 2004. Such purchase price will be subject to a maximum of $1,597.40 and a minimum of $1,392.60 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest, but excluding, the date of purchase. The offer to purchase the Convertible Notes, and the terms and conditions of this document and related letter of transmittal related thereto, are referred to herein as the "offer".

          The offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related letter of transmittal letter (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits
     (a)(1)(A) and (a)(1)(B), respectively.

          All information in the Disclosure Documents, including all schedules thereto, is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

     ITEM 1.  SUMMARY TERM SHEET.

1001 The information set forth in the Offer to Purchase under the title SUMMARY is incorporated herein by reference.

     ITEM 2.  SUBJECT COMPANY INFORMATION.

1002(a) The information set forth in the Offer to Purchase under the title THE OFFER--"The Offeror" is incorporated herein by reference.

1002(b) The subject securities are TXU Corp.'s Convertible Notes. As of the date hereof, there is $525,500,000 aggregate principal amount of Convertible Notes outstanding. The information set forth in THE OFFER --"Principal Amount of Convertible Notes; Price" is incorporated herein by reference.

1002(c) The information set forth in the Offer to Purchase under the title THE OFFER--"Market and Recent Prices for the Convertible Notes" is incorporated herein by reference.


     ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

1003(a) TXU Corp. is the filing person. The information set forth in the Offer to Purchase under the title THE OFFER--"The Offeror" is incorporated herein by reference.


     ITEM 4.  TERMS OF THE TRANSACTION.

1004(a) The information set forth in the sections of the Offer to Purchase titled SUMMARY, THE OFFER--"Principal Amount of Convertible Notes; Price," THE OFFER--"Procedures for Tendering the Convertible Notes," THE OFFER--"Withdrawal Rights," THE OFFER--"Purchase of the Convertible Notes;



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                  Payment of Purchase Price," THE OFFER--"Conditions of the
                  Offer," THE OFFER--"Source and Amount of Funds," and PURPOSES, EFFECTS AND PLANS--"Material Differences in the Rights of Convertible Notes Holders as a Result of the Offers," --"Accounting Treatment of Repurchases of the Convertible Notes in the Offers," and "Material United States Income Tax Consequences" is incorporated herein by reference.

1004(b)           Not applicable.


     ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

1005(e) TXU Corp. has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Convertible Notes:

                  (i) Indenture (For Unsecured Debt Securities Series N), dated as of July 1, 2003, between TXU Corp., and The Bank of New York, as Trustee.

                  (ii) Officer's Certificate, dated July 15, 2003 establishing the Floating Rate Convertible Senior Notes due 2033.

                  (iii) Form of 144A Floating Rate Convertible Senior Notes due 2033.

                  (iv) Registration Rights Agreement, dated as of July 9, 2003, among TXU Corp. and Credit Suisse First Boston LLC, as representatives of the several initial purchasers named therein.

                  (v) Form of registered Floating Rate Convertible Senior Notes due 2033.

The information set forth in the Section of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS - "Material Differences in the Rights of Convertible Note Holders as a result of the Offers is incorporated herein by references.


     ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

1006(a) The information set forth in the section of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS--"Purposes of the Offer" is incorporated herein by reference.

1006(b) The information set forth in the sections of the Offer to Purchase titled SUMMARY and THE OFFER--"Retirement and Cancellation," and PURPOSES, EFFECTS AND PLANS--"Plans and Initiatives" is incorporated herein by reference.

1006(c) The information set forth in the sections of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS--"Purposes of the Offer," --"Future Purchases," --"Effects of the Offer on the Market for Convertible Notes; Registration Under the Exchange Act; --"Retirement and Cancellation" and --"Plans and Initiatives is incorporated herein by reference.


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     ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

1007(a) The information set forth in the section of the Offer to Purchase titled THE OFFER--"Source and Amount of Funds" is incorporated herein by reference.

1007(b) The information set forth in the section of the Offer to Purchase titled THE OFFER--"Source and Amount of Funds" is incorporated herein by reference.

1007(d) The information set forth in the section of the Offer to Purchase titled THE OFFER--"Source and Amount of Funds" is incorporated herein by reference.

     ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

1008(a)           Not applicable.

1008(b)           Not applicable.

     ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

1009(a) The information set forth in the section of the Offer to Purchase titled THE OFFER--"Persons Employed in Connection with the Offer" is incorporated herein by reference.


     ITEM 10. FINANCIAL STATEMENTS.

1010(a)           Not applicable.

1010(b)           Not applicable.

     ITEM 11. ADDITIONAL INFORMATION.

1011(a) The information set forth in the section of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS--"Purposes of the Offer" is incorporated herein by reference.

1011(b) The information contained in the Offer to Purchase is incorporated herein by reference.


     ITEM 12. EXHIBITS.

1016(a)(1)(A)     Offer to Purchase dated September 15, 2004.

1016(a)(1)(B)     Letter of Transmittal.

1016(a)(1)(C)     Form of Letter to Broker-Dealers.

1016(a)(1)(D)     Form of Letter to Clients.

1016(a)(1)(E)     Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.


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1016(b)           Revolving Credit Agreement, dated as of June 24, 2004, among
                  TXU Energy Company LLC, TXU Electric Delivery Company (formerly known as Oncor Electric Delivery Company), the lenders listed in Schedule 2.01 thereto, and JPMorgan Chase Bank, as administrative agent, incorporated by reference to
                  Exhibit 10(a) filed with TXU Corp's Current Report on Form 8-K filed with the SEC on July 1, 2004.

1016(d)(1)        Indenture (For Unsecured Debt Securities Series N), dated
                  as of July 1, 2003, between TXU Corp., and The Bank of New
                  York, as Trustee, incorporated herein by reference to Exhibit
                  4(g) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

1016(d)(2)        Officer's Certificate, dated July 15, 2003, establishing the
                  Floating Rate Convertible Senior Notes due 2033, incorporated herein by reference to Exhibits 4(h) and 4(i) filed with TXU
                  Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on
                  October 31, 2003.

1016(d)(3)        Form of 144A Floating Rate Convertible Senior Notes due
                  2033 (incorporated as Exhibit A to Officer's Certificate, dated July 15, 2003, incorporated as Exhibits 4(h) and 4(i) above), incorporated herein by reference to TXU Corp.'s Form
                  S-3 (File No. 333-110125) filed with the SEC on October 31,
                  2003.

1016(d)(4)        Registration Rights Agreement, dated as of July 9, 2003, among
                  TXU Corp. and Credit Suisse First Boston LLC, as representatives of the several initial purchasers named therein, incorporated herein by reference to Exhibit 4(i) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

1016(d)(5)        Form of registered Floating Rate Convertible Senior Notes
                  due 2033.

1016(g)           Not applicable.

1016(h) The information set forth in the section of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS-- "Material United States Federal Income Tax Consequences" is incorporated herein by reference.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2004

                                        TXU CORP.


                                        By: /s/Anthony Horton
                                           -------------------------------------
                                        Name:  Anthony Horton
                                        Title: Senior Vice President and
                                               Treasurer


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                                  EXHIBIT INDEX

EXHIBIT NO.                                   DESCRIPTION
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 (a)(1)   Offer to Purchase, dated September 15, 2004.

 (a)(2)   Letter of Transmittal.

 (a)(3)   Form of Letter to Broker-Dealers dated.

 (a)(4)   Form of Letter to Clients.

 (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (b) Revolving Credit Agreement, dated as of June 24, 2004, among TXU Energy Company LLC, TXU Electric Delivery Company (formerly known as Oncor Electric Delivery Company), the lenders listed in Schedule 2.01 thereto, and JPMorgan Chase Bank, as administrative agent, incorporated by reference to Exhibit 10a filed with TXU Corp's Current Report on Form 8-K filed with the SEC on July 1, 2004.

 (d)(1)   Indenture (For Unsecured Debt Securities Series N), dated as of
          July 1, 2003, between TXU Corp., and The Bank of New York, as Trustee, incorporated herein by reference to Exhibit 4(g) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

 (d)(2)   Officer's Certificate, dated July 15, 2003 establishing the
          Floating Rate Convertible Senior Notes due 2033, incorporated herein by reference to Exhibit 4(h) and 4(i) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

 (d)(3) Form of Floating Rate Convertible Senior Notes due 2033 (incorporated as Exhibit A to Officer's Certificate, dated July 15, 2003, incorporated as Exhibit 4(i) above), incorporated herein by reference to TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

 (d)(4)   Registration Rights Agreement, dated as of July 9, 2003, among
          TXU Corp. and Credit Suisse First Boston LLC, as representatives of


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          the several initial purchasers named therein, incorporated herein by reference to Exhibit 4(f) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

 (d)(5)   Form of registered Floating Rate Convertible Senior Notes due
          2033.


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